Exhibit 99.1

MAHANAGAR TELEPHONE NIGAM LIMITED
(A GOVERNMENT OF INDIA ENTERPRISE)
CORPORATE OFFICE

MTNL/SECTT/St. Exch./20 10 March 19, 2010

The Secretary- Stock Exchanges,
Delhi/Bombay/Calcutta/Chennai/
National Stock Exchange &
New York Stock Exchange

Sub: Income Tax Relief to MTNL.

Dear Sir,

Pursuant to the requirement of the Listing Agreement, we write to inform you that in the matter of deduction under section 801A of the Income Tax Act, 1961, the Income Tax Appellate Tribunal has allowed to MTNL a further proportionate relief for the Assessment Years 1998-99, 1999-2000, 2000-01, 2002-03 and 2005-06.

As a result of this order, MTNL would be entitled to an estimated amount of Rs.1380 crores which would include an Interest amount of Rs.624 crore approximately.

Thanking you,

Yours faithfully,

(S. R. SAYAL)
COMPANY SECRETARY